

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Bala Padmakumar
Chief Executive Officer
Monterey Capital Acquisition Corp
419 Webster Street
Monterey, CA 93940

  Re: Monterey Capital Acquisition Corp
    Amendment No. 2 to Registration Statement on Form S-4
    Filed March 25, 2024
    File No. 333-276182

Dear Bala Padmakumar:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed March 25, 2024

What voting power will current MCAC stockholders ....?, page 8

1. We partially reissue prior comment 4. Please include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In addition, please remove from the Class A common stock redeemed the shares to be issued relating to Meteora, as such shares are separate from the public shares.

2. We reissue prior comment 5. Revise your disclosure to show the potential impact of redemptions on the per share value post business combination of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Such information may be included in a separate table.

Summary
ConnectM Technology Solutions, Inc, page 20

3.   We reissue prior comment 6. Please revise the disclosure concerning ConnectM on page 20 to highlight the net losses, negative cash flow from operations, and going concern.

Amended and Restated Registration Rights Agreement, page 24

4.   We partially reissue prior comment 8. Please discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

Risk Factors, page 38

5.   We reissue prior comment 10. We continue to note the disclosure that "the proceeds deposited in the Trust Account and the interest earned thereon will not be used to pay for any excise tax due under the IRA in connection with any redemptions of the public shares prior to or in connection with the Business Combination, including in relation to any legal proceeding or court order, until a liquidation of the Trust Account occurs." It remains unclear how you determined the interest would not be used to pay for any excise tax due, in particular post business combination or in connection with a court order or bankruptcy.

Material U.S. Federal Income Tax Consequences, page 143

6.   We note the statement in the tax opinion filed as Exhibit 8.1 that the disclosure in this section constitutes counsel's opinion as to the material US federal income tax consequences of the merger to the individuals receiving common stock pursuant to the merger. Please revise this section to identify tax counsel and clearly identify and articulate the opinion being rendered. See Staff Legal Bulletin No. 19 Section III.B.2.

Convertible Notes, page 180

7.   Please revise to clearly disclose the maturity date of the convertible notes, define the term qualified financing, and clarify whether this transaction would fall within that definition. We also note removal of disclosure regarding the automatic conversion upon a change in control and that this transaction would fall within that definition. Please add back such disclosure, or advise why such disclosure is no longer required.

8.   We note removal of the disclosure regarding high yield notes as referenced in prior comment 15. Please clarify whether such notes remain outstanding. If so, please revise to add back the disclosure and add the information requested in our prior comment.

<u>ConnectM Technology Solutions, Inc.</u>
<u>Note 22: Subsequent Events , page F-67</u>

9.   Please revise to disclose the date through which you evaluated subsequent events and whether the date was when the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

     Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey Cohan